                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

                              --------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)


                              ANGELES PARTNERS XII
--------------------------------------------------------------------------------
                            (Name of Subject Company)


                              ANGELES PARTNERS XII
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                 SCHEDULE 14D-9

         Angeles Partners XII, hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), initially filed with the Securities and Exchange Commission ("SEC") on July 15, 2005 and as amended by "Amendment No. 1" filed with the SEC on August 2, 2005 with respect to a tender offer by MPF Income Fund 22, LLC, MPF-NY 2005, LLC, Moraga Gold, LLC, Sutter Opportunity Fund 3, LLC, MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MPF Income Fund 21, LLC, MPF DeWaay Fund 3 LLC, MPF DeWaay Fund 4 LLC, MPF Flagship Fund 9 LLC, MPF DeWaay Premier Fund 2, LLC, MP Value Fund 8, LLC, MPF Special Fund 7, LLC, Mackenzie Patterson Special Fund 5, LLC, MP Income Fund 20, LLC, MP Value Fund 6, LLC, Mackenzie Patterson Fuller, Inc., and C.E. Patterson (collectively, the "Offerors"), to purchase limited partnership units ("Units") of Angeles Partners XII, at a price of $682.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated July 1, 2005, and amended July 25, 2005.

         The first paragraph of Amendment No. 1 incorrectly refers to the Offerors' per Unit offer (the "Offer Amount") as being $680.00, this reference is hereby corrected to read $682.00. Likewise, Exhibit (a)(1) to Amendment No. 1, the Letter to Unit Holders, incorrectly refers to the Offer Amount as being $680.00 in the first paragraph, the second bullet point and the fifth bullet point, these references are all hereby corrected to read $682.00.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the Statement is true, complete and correct.

Dated: August 9, 2005

                                             ANGELES PARTNERS XII

                                             By: Angeles Realty Corporation II
                                                 -------------------------------
                                                 (Managing General Partner)

                                             By: /s/ Martha L. Long
                                                 -------------------------------
                                                 Senior Vice President



                                      -2-